26th Floor, Gloucester Tower The Landmark 15 Queen’s Road Central Hong Kong

Telephone: +852 3761 3300 Facsimile: +852 3761 3301 www.kirkland.com	David Zhang To Call Writer Directly +852 3761 3318 david.zhang@kirkland.com

July 13, 2018

CONFIDENTIAL

Ms. Barbara C. Jacobs, Assistant Director
Ms. Folake Ayoola, Special Counsel
Mr. Stephen Krikorian, Accountant Branch Chief
Mr. Ryan John, Staff Accountant
Office of Information Technologies and Services
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Opera Limited Amendment No. 1 to the Registration Statement on Form F-1 CIK No. 0001737450

Dear Ms. Jacobs, Ms. Ayoola, Mr. Krikorian and Mr. John:

Our client, Opera Limited (the “Company”), a foreign private issuer incorporated with limited liability under the laws of the Cayman Islands, today publicly filed Amendment No. 1 to its revised registration statement on Form F-1 (the “Amended Registration Statement”) as well as certain exhibits hereto via EDGAR to the Securities and Exchange Commission (the “Commission”). To facilitate your review, the Company is delivering to the staff of the Commission via hand delivery five courtesy copies of this letter and the Amended Registration Statement, marked to show changes to the registration statement that was publicly filed on June 29, 2018 (the “Registration Statement”).

The Company will commence its marketing activities in connection with the offering on July 16, 2018. The Company plans to request the Staff’s declaration of the effectiveness of the Registration Statement as of July 26, 2018. The Company would appreciate the Staff’s timely assistance and support to the Company in meeting the proposed timetable for the offering.

Furthermore, in response to the Staff’s comments contained in the Staff’s letter dated July 12, 2018 on the Company’s Registration Statement, we set forth the Company’s response below. The Staff’s comment is repeated below in bold and is followed by the Company’s response.

PARTNERS:     Pierre-Luc Arsenault[3] | Lai Yi Chau | Justin M. Dolling[6] | David Patrick Eich[1,5,6] | Liu Gan[2] | Damian C. Jacobs[6] | Guang Li3 | Neil E.M. McDonald | Kelly Naphtali | Ram Narayan[3] | Nicholas A. Norris[6] | Derek K.W. Poon[3,6] | Paul S. Quinn | Richard C.C. Sharpe | Jesse D. Sheley# | Arthur K.H. Tso | Susan S.X. Wang | Li Chien Wong | Wanda T.K. Woo | Judy W.C. Yam | David Yun[6] | Jacqueline B.N. Zheng[3,6]

REGISTERED FOREIGN LAWYERS:     Daniel J. Abercromby[6] | Damien Coles[6] | Meng Ding[3] | Daniel Dusek[3] | David M. Irvine[6] | Hao-Chin Jeng[3] | Benjamin W. James[4] | Cori A. Lable[2] | Xiaoxi Lin[3] | Daniel R. Lindsey[6] | Daniel A. Margulies[6] | Peng Qi3 | Robert P.H. Sandes[6] | Wenchen Tang[3] | Xiaoyao Yin[3] | David Zhang[3] | Yue Zhang[3]

ADMITTED IN: [1] State of Illinois (U.S.A.); [2] Commonwealth of Massachusetts (U.S.A.); [3] State of New York (U.S.A.); [4] State of Texas (U.S.A.); [5] State of Wisconsin (U.S.A.); [6] England and Wales; # non-resident
Beijing Boston Chicago Houston London Los Angeles Munich New York Palo Alto San Francisco Shanghai Washington, D.C.

Office of Information
Technologies and Services
Division of Corporation Finance
Securities and Exchange Commission
July 13, 2018

Form F-1 filed June 29, 2018

Enforceability of Civil Liabilities, page 48

1.	You state that your constitutional documents do not contain provisions requiring that disputes, including those arising under the securities laws of the United States, between Opera, your executive officers, directors and shareholders, be subject to arbitration. However, we note language in exhibits 10.8-10.10 (Subscription Agreements) filed with this F-1 relating to arbitration. Please revise your disclosure in the registration statement to state, if true, that the arbitration provisions relate to the claims arising out of the contractual relationship created by the Subscription Agreements, rather than claims under the United States federal securities laws and do not prevent shareholders of the company who are parties to the agreement from pursuing claims under the United States federal securities laws.

In response to the staff’s comment, the Company has revised the disclosure on page 48 of the Amended Registration Statement.

Management's Discussion and Analysis

Results of Operations, page 68

2.	You introduce the terms "high-ARPU markets" and "high-ARPU Western markets." Please define these terms and identify the countries encompassed within these markets. Further, in Note 4 (Revenue by customer location) on page F-22, please provide more context for the category of "Other," particularly given the significance of high-ARPU Western markets to overall revenue.

In response to the staff’s comments, the Company has revised the disclosure on pages 69 and 71 of the Amended Registration Statement to clarify that high-ARPU markets and high-ARPU Western markets both refer to Europe and the United States.

Further, the Company respectfully submits that our operating revenue by country merely reflects the country of domicile for our direct source of revenues from our monetization partners, which is not necessarily an indication of where user activity occurs. Our operating revenue generated from Ireland and Russia in 2016, 2017 and the three months ended March 31, 2018 was contributed by user activities worldwide, including users located in Europe and the United States. The Company confirms that no other country exceeded 10% of our total operating revenues in 2016, 2017 and the three months ended March 31, 2018.

Office of Information
Technologies and Services
Division of Corporation Finance
Securities and Exchange Commission
July 13, 2018

Business, page 85

3.	You state that your mobile browsers are among the market leaders in high growth regions such as South Asia, Southeast Asia and Africa, in terms of market share, according to StatCounter. Please identify the countries that comprise the regions of South Asia and Southeast Asia.

In response to the staff’s comment, the Company has added the definition of South Asia and Southeast Asia on page 7 of the Amended Registration Statement.

Notes to the Consolidated Financial Statements
Note 25 - Share-based payments, page F-43

4.	We note your response to prior comment 4. Expand your disclosures in Note 25 to incorporate more of the information included in your response. In this regard, provide clear disclosure that the RSUs awards will be replaced with awards issued by the parent company. Tell us why a factor of 0.4 is the share ratio between Opera Limited and the 500 million shares assumed and explain whether a similar ratio is being applied to participant interest. Further disclose your accounting for this transfer transaction. Refer to paragraph 28 of IFRS 2. In addition, revise footnote 5 to the summary information on page 12 to display how you calculated the RSUs outstanding while showing the impact of adjusting by the factor of 0.4 for each reporting period. This footnote should further show the number of RSUs that are dilutive and the number of RSUs that could potentially dilute basic EPS in the future.

In response to the staff's comments, the Company has revised Note 25 of the annual financial statements, and Note 11 to the unaudited condensed interim consolidated financial statements, to clarify that the RSU awards were granted by Kunhoo Software Limited (Hong Kong), an intermediate holding company, and to disclose the mechanisms for transferring the RSU program to the new issuer company (Opera Limited) as provided under the terms of the awards at the grant date.

The conversion factor is determined by dividing 200 million outstanding shares in Opera Limited, by the 500 million shares assumed under the RSU plan (200 million shares/500 million shares = 0.4). The same conversion factor will be used to determine the number of RSU's that plan participants will receive in Opera Limited based upon their Kunhoo Software Limited (Hong Kong) RSU awards.

Office of Information
Technologies and Services
Division of Corporation Finance
Securities and Exchange Commission
July 13, 2018

The transfer of awards from Kunhoo Software Limited (Hong Kong) to Opera Limited in the event of an IPO is included in the terms of the original plan document.  Accordingly, the transfer is not accounted for as a cancellation or settlement of the awards under IFRS 2 paragraph 28, and the transfer will have no direct accounting effect in the consolidated financial statements. The Company has revised its disclosure to note 11 to the unaudited condensed interim consolidated financial statements to clarify the accounting treatment of the transfer.

The Company has further revised footnote 5 on pages 12 and 54 of the Amended Registration Statement to provide the requested additional information about the RSUs outstanding, conversion of the RSUs and dilutive and potentially dilutive RSUs following the program’s transfer to Opera Limited.

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If you have any questions regarding the Amended Registration Statement, please contact me at david.zhang@kirkland.com, +852 3761 3318 (work) or +852 9124 8324 (cell), or Ben James at ben.james@kirkland.com, +852 3761 3412 (work) or +852 5183 3813 (cell). Questions pertaining to accounting and auditing matters may be directed to Frode Jacobsen, Chief Financial Officer, at frodej@opera.com, +47 975 77 930 (cell).

Thank you for your time and attention.

Very truly yours,

/s/ David Zhang

David T. Zhang

Enclosures

c.c.	Yahui Zhou, Chairman of the Board and Chief Executive Officer, Opera Limited

Frode Jacobsen, Chief Financial Officer, Opera Limited
Aaron McParlan, Esq., General Counsel, Opera Limited
Ben James, Esq., Partner, Kirkland & Ellis International LLP
Dan Ouyang, Esq. Partner, Wilson Sonsini Goodrich & Rosati
Weiheng Chen, Esq., Partner, Wilson Sonsini Goodrich & Rosati